

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2010

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

> **Re: EFT BioTech Holdings, Inc.**
> **Amendment No. 10 to Registration Statement on Form 10**
> **Filed May 21, 2010**
> **Form 10-Q for Fiscal Period Ended December 31, 2009**
> **Filed February 16, 2010**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 25, 2010**
> **File No. 000-53730**

Dear Mr. Qin:

We have reviewed the amendment to your registration statement and your periodic reports and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your periodic reports and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your periodic reports and the information you provide in response to these comments, we may have additional comments.

General

1. According to the Form 8-K filed on February 5, 2010, Ms. Chin assumed the role of Chief Financial Officer on February 3, 2010; however, according to the Form 8-K filed on May 24, 2010, Ms. Chin assumed the role of Chief Financial Officer on February 15, 2010. Please advise as to this discrepancy in your public disclosure.

Form 10-Q for the Fiscal Period Ended December 31, 2009

2. We note your responses to comments 13 and 14 in our letter dated May 10, 2010. However, the Form 10-Q and its certifications should be signed by the principal executive officer and principal financial officer who are serving in such capacities on the dates of such

certifications. Accordingly, please amend the Form 10-Q to include currently dated
certifications of each of your current principal executive officer and principal financial
officer. Refer to Item 601(b)(31) of Regulation S-K and Question 13 of the Sarbanes-Oxley
Act Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002)
available at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Form 10-K for the Fiscal Year Ended March 31, 2010

Business, page 3

3. We note your disclosure on page 10 that Excalibur is subject to an agreement between
Taiwan and China which provides that Taiwan citizens must own at least 67% of the
capital stock of Excalibur, and you may be required to reduce your holdings accordingly.
Please explain to us in reasonable detail, and revise to address in a risk factor and in the
footnotes to your financial statements, any expected consequences of your violation of
this agreement, including explaining how and by whom this agreement is enforced and
whether there are any penalties associated with noncompliance. Additionally, please tell
us, and revise to disclose in the footnotes to your financial statements, the expected
impact on your financial statements of reducing your equity ownership of Excalibur to
comply with this agreement, including whether such reduction in ownership is expected
to result in deconsolidation of Excalibur.

Selected Financial Data, page 19

4. We note that you are providing certain quarterly financial data on page 20 that includes
net income (loss) and net income (loss) per share. Please revise to provide all financial
data required by Item 302(a)(1) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
20

Capital Resources and Liquidity, page 24

5. Your discussion of liquidity and capital resources should describe your material
commitments for capital expenditures and the anticipated source of funds to fulfill those
commitments, describe any known trends in your capital resources, and identify any
known trends or demands that affected or are reasonably likely to affect your liquidity.
You should also include an analysis of your statement of cash flows, explaining the
underlying drivers behind the variations seen in your cash flows from year to year. For
example, you should explain in reasonable detail the underlying drivers behind why you
used $4.3 million of cash in your operating activities in 2009 but generated $7.0 million
of cash in your operating activities in 2010, particularly given the fact that you generated

net income in 2009 but generated a net loss in 2010. Please revise accordingly. Refer to Section IV of our Release No. 33-8350.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-2

6. We note that your income tax expense for the year ended March 31, 2009 differs from the number presented in your last Form 10-K and does not appear to mathematically compute to your net income. Please advise us if the income tax expense number presented in your current 10-K is a typo. Additionally, your net income (loss) before extraordinary gain for the year ended March 31, 2010 does not appear to mathematically compute, nor do the subtotals below it. Please revise so that amounts presented are correct and compute to the amount presented for net income or loss.

7. We note that you have two line items titled "Net income (loss)." Please revise to differentiate between these subtotals. In this regard, it appears that the second subtotal should be titled similar to Net income (loss) attributable to EFT BioTech Holdings, Inc., consistent with ASC 810-10-50-1A.

Consolidated Statement of Cash Flows, page F-4

8. Please revise so that your reconciliation of net cash flows from operating activities begins with net income or loss rather than net income or loss attributable to EFT BioTech Holdings, Inc. Refer to ASC 230-10-45-28 through 45-32.

Notes to Consolidated Financial Statements, page F-5

9. We note in many places throughout your footnotes you quantify certain information for the most recent two fiscal years. Please note that as you are no longer a smaller reporting company, these disclosures should include three years as opposed to two years. Please revise accordingly.

Note 4 – Fair Value Measurements, page F-17

10. We note that you state you have only adopted ASC 820 for financial assets and liabilities. ASC 820 was also effective for nonfinancial assets and liabilities for fiscal years beginning after November 15, 2008. It therefore appears that you should have adopted the provisions of ASC 820 for nonfinancial assets and liabilities for your fiscal year ended March 31, 2010. Please tell us if this would have had any impact on your financial

statements for the year ended March 31, 2010. Please revise so that you have adopted all applicable accounting guidance.

Note 5 – Note Receivable, Related Parties, page F-18

11. It appears from your disclosures that both of your long-term notes receivable are due on demand. Please explain to us why it is appropriate to classify these loans as long-term since they are due on demand.

Note 8 – Investment, page F-19

12. We read that you changed your accounting for Excalibur from the equity method of accounting to consolidation on January 15, 2010. Please explain to us in more detail why you changed the accounting for this investment including:

- What occurred specifically on January 15, 2010 to cause your change in accounting;

- Whether this was in response to new accounting literature, and if so, identify the specific paragraphs of the literature that triggered this change and provide us with your analysis of how your specific circumstances fit that guidance; and,

- Whether this investment was previously considered a Variable Interest Entity. Your response should identify all variable interests in Excalibur, explain your involvement in each variable interest, and provide your analysis of whether and how these variable interests and any other factors result in you being the primary beneficiary. You should provide this analysis separately for the periods prior to January 15, 2010 and the periods on or after January 15, 2010.

13. Despite the fact that the investment is now consolidated, we believe you should continue to disclose information related to the investment for all periods presented during which this investment was accounted for using the equity method, including how the amounts in the line items loss from equity method investment and equity method investment write-off were calculated for each period presented. Please revise accordingly.

Note 9 – Investment in Bonds, page F-20

14. Please tell us, and revise to clarify, how you classify these investments under ASC 320-10-25-1. Additionally, revise to provide all disclosures required by ASC 320-10-50.

Note 10 – Acquisition, page F-20

15. Please explain to us in more detail your accounting for the acquisition of Digital Development Partners, Inc. including:

- how you determined that you acquired a business, including your analysis of how the acquired net assets meet the criteria specified in ASC 805-10-55-4;

- how you determined the fair value of the assets acquired and liabilities assumed, including how you considered whether you acquired any separately identifiable intangible assets;

- how you determined the amount attributed to goodwill, including how you concluded that it was appropriate to recognize both goodwill and a gain from bargain purchase under ASC 805-30-25-2 and ASC 805-30-30-1;

- how your current disclosures comply with the disclosure requirements of ASC 805-10-50;

- how you calculated the amount of the extraordinary gain, including how you calculated the fair value of the consideration transferred in accordance with ASC 805-30-30-7 and 30-8; and

- why the former shareholders of Digital Development Partners were willing to give you 92% of their company's outstanding common stock in exchange for less than the fair value of Digital's stock. In this regard, your current disclosure indicates that the worldwide distribution and servicing rights to your "EFT-Phone" that you exchanged for Digital's stock was worth $0, indicating that Digital gave you their stock for free. It is unclear to us why Digital's former shareholders would give you their stock for free rather than selling it to someone who would pay fair value for it.

Note 18 – Litigation, page F-25

16. Your disclosures indicate that Excalibur has filed suit against certain of its former executive officers and its former accountant alleging, among other things, capital forging, fraud, breach of trust, and document fabrication. Please explain to us, and revise to clarify, the periods during which these actions are alleged to have occurred and how they impacted your and Excalibur's financial statements. If you do not believe that these actions had an impact on any amounts recorded in your and Excalibur's financial statements, please explain in detail why you believe this, including explaining whether there would be any change to your and Excalibur's financial statements for the periods presented if Jiao Ren-Ho is successful in his lawsuit against you alleging that his removal as an officer and chairman of Excalibur was unlawful.

Item 9A. Controls and Procedures, page 30

17. We note that you have concluded that your disclosure controls and procedures are
effective despite having material weaknesses in internal control over financial reporting.
Please revise your disclosures to explain how you were able to conclude that your
disclosure controls and procedures were effective in light of these material weaknesses.
If you conclude in your June 30, 2010 Form 10-Q that your disclosure controls and
procedures are effective and you have not yet corrected the material weaknesses
identified in this Form 10-K, please provide similar disclosures in your Form 10-Q.

Item 11. Executive Compensation, page 34

18. Please amend your Form 10-K to include the required executive compensation
information with respect to Ms. Chin. Refer to Item 402(a)(3)(ii) and (4) of Regulation
S-K.

Signatures, page 40

19. Your Form 10-K must be signed by your principal executive officer, principal financial
officer and principal accounting officer, in their individual capacities. Please amend your
signature page accordingly. Refer to Form 10-K and General Instruction D(2)(a) of Form
10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding
comments on the financial statements and related matters. Please contact Lilyanna L. Peyser,
Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or
me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William T. Hart, Esq.
        Via Facsimile